[Cahill Gordon & Reindel llp Letterhead]
(212) 701-3000
August 3, 2009
VIA EDGAR TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9217
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd.
Amendment No. 5 to Form S-4
Filed July 16, 2009
File No. 333-159148
Dear Mr. Riedler:
               On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the Staff regarding the above-referenced filing (the “Form S-4”) as set forth in your letter dated July 30, 2009 (the “Comment Letter”).
               Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response.
               We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Cover Page
               1. We note the following statement on the cover page of the filing: “Even if you previously voted on the issuance of Validus Shares at the special general meeting of Validus shareholders held on June 26, 2009, your vote is necessary at the Validus special meeting in order to approve the Share Issuance.” Please revise your disclosure to explain why Validus shareholders are required to vote twice on the same issue, and why the vote at the June 26, 2009 special general meeting did not operate to approve the Share Issuance.
               Response: The Company has revised the cover page and pages vi and 112 of the Form S-4 in response to the Staff’s comment.
               2. When defining “controlled shares” you state that such shares “include, among other things, all shares that a person is deemed to own directly, indirectly or constructively . . .” Please revise your disclosure to explain what is meant by the phrase “among other things” in this definition.
               Response: The Company has revised the cover page of the Form S-4 in response to the Staff’s comment.
Q: What percentage of Validus Shares will the former holders of IPC Shares own, in the aggregate, after the Amalgamation? page v
               3. Please update the calculation of the percentage of Validus Shares that the former holders of IPC Shares will own as of the most recent practicable date in all places where this disclosure appears.
               Response: The Company has revised the Form S-4 at page v in response to the Staff’s comment.
Interests of IPC Directors and Executive Officers in the Amalgamation, page 4
               4. Please revise your disclosure to summarize and quantify the estimated cash severance benefits and retention bonuses, discussed in detail on page 85, which will be paid to IPC directors and executive officers as a result of the Amalgamation.
               Response: The Company has revised the Form S-4 at page 4 in response to the Staff’s comment to include a summary of the estimated cash severance benefits and retention bonuses that will be paid to IPC directors and executive officers as a result of the Amalgamation.
Voting Agreements, page 8
               5. Please file each of the voting agreements discussed on page 8 as exhibits to the registration statement.

               Response: The Company has filed the voting agreements as exhibits to the Form S-4 in response to the Staff’s comment.
Comparative Per Share Data, page 29
               6. We note the following statement in footnote 2 on page 29: “For purposes of calculating equivalent per IPC share values for book value per common share and diluted book value per common share, the $7.50 per common share cash consideration is added to the equivalent per share amounts.” This is inappropriate and should be deleted. Please also delete the similar calculation on page 30 under “Comparative Market Price and Dividend Information.”
               Response: The Company has revised the Form S-4 at pages 29 and 30 in response to the Staff’s comment.
Comparative Market Price and Dividend Information, page 30
               7. Please provide market price information as of the date preceding public announcement of the proposed Amalgamation, as required by Item 3(g) of Form S-4.
               Response: The Company has revised the Form S-4 at page 30 in response to the Staff’s comment.
Background, page 37
               8. Throughout this section when discussing the implied values of the revised Validus offers you use the market price of Validus shares on March 30, 2009, the day prior to the announcement of the initial Validus offer. Please revise all discussions in this section to compute the implied value of each offer as of the dates the revised offers were made, rather than March 30, in all places where appropriate.
               Response: The Company has revised the Form S-4 at pages 49, 51 and 57 in response to the Staff’s comment.
               9. On page 57 when discussing the board’s decision to reject the Flagstone offer and accept the Validus offer, please disclose the final terms of each offer and briefly explain the reasons, both financial and non-financial, that caused the IPC board of directors to ultimately reject the Flagstone offer in favor of the Validus offer.
               Response: The Company has revised the Form S-4 at page 58 in response to the Staff’s comment.

Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation and the IPC Bye-law Amendment, page 60
               10. We note the following bullet point on page 61: “covenants restricting Validus’ ability to take certain actions that could adversely affect lPC shareholders prior to the closing of the Amalgamation . . .” Please revise your disclosure to identify the “certain actions” referenced in this statement.
               Response: The Company has revised the Form S-4 at page 62 in response to the Staff’s comment.
               11. In reference to the penultimate and final bullet point on page 63, please revise your disclosure to state the basis for the lPC board of directors’ conclusion that (1) the Flagstone combination represented less intrinsic value creation for IPC shareholders and (2) the Validus combination promised a stronger model in addition to the stated stronger Validus capital base.
               Response: The Company has revised the Form S-4 at pages 65 and 66 in response to the Staff’s comment.
Opinion of J.P. Morgan Securities Inc ., Financial Advisor to IPC’s Board, page 72
               12. Throughout this section you use the phrase “customary compensation” to refer to fees to be paid to JPMorgan and its affiliates. Please revise your disclosure to provide the amount of compensation JPMorgan will receive whether or not the Amalgamation is consummated, and any additional amount to be paid upon the closing of the transaction.
               Response: The Company has revised the Form S-4 at page 82 in response to the Staff’s comment.
               13. We note that in rendering its opinion JPMorgan has assumed that the Amalgamation is a tax-free reorganization. We would like to note, for your consideration, that the transaction is a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986 but we do not believe it will be considered a tax-free reorganization.
               Response: In response to the Staff’s comment, IPC notes that a transaction that is a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986 is often referred to as a “tax-free reorganization.” The reason for this is that the transaction is “tax-free” to the participating corporations, and the term “tax-free” is used notwithstanding that, depending on their respective tax bases, some shareholders may be required to recognize a taxable gain on cash consideration received in the transaction. IPC notes that any such taxable gain that may be recognized by one or more shareholders was not relevant to the JPMorgan analysis because the JPMorgan opinion was with respect to the pre-tax consideration to be paid to the shareholders not the after tax consideration that the shareholders will receive, which will vary from shareholder to shareholder. In analyzing the value of the consideration to be paid one element was the value of the stock consideration to be paid, and the value of the stock consideration would have been affected if corporate level taxation would be triggered as a result of the transaction. Consistent with the expected tax treatment of the transaction as described in the Form S-4, JPMorgan assumed that the transaction would be “tax-free” at the corporate level.
Treatment of Outstanding IPC Equity Awards, page 84
               14. Please disclose for each IPC officer the number of IPC options to be surrendered as a result of the Amalgamation and the corresponding IPC option exercise prices, compared to the number and exercise prices of Validus options each officer will receive in exchange thereof.
               Response: The Company has revised the Form S-4 in response to the Staff’s comment at pages 86 and 87 to include a table that includes for each of Messrs. Bryce, Weale, Fallon and Cozens (i) the number of securities underlying unexercised IPC options as of the date specified, (ii) the exercise price of each such IPC option, (iii) the number of securities underlying the New Validus Options and (iv) the exercise price of each such New Validus Option. The option conversion calculation contemplated under Section 2.3(a) of the Amalgamation Agreement includes the closing price of a Validus Share on the last trading day immediately preceding the effective time of the Amalgamation. Because that closing price is unascertainable at this time, the closing price of a Validus Share on the business day prior to announcement of the Amalgamation is used in the option conversion calculation.
Retirement and Consulting Agreement, page 85
               15. Please provide the description of the compensation and benefits under the Retirement and Consulting Agreement between the company and James P. Bryce in this section, rather than referring readers to IPC’ s Form 10-K.
               Response: The Company has revised the Form S-4 at page 88 in response to the Staff’s comment to incorporate a description of the compensation and benefits available to Mr. James P. Bryce under his Retirement and Consulting Agreement with IPC, instead of referring readers to IPC’s Form 10-K.
Requisitioned Meeting, page 102
               16. We note the following statement on page 102: “On or before July 20, 2009, IPC’s board of directors is required to call the special meeting of IPC shareholders that was previously requisitioned by Validus.” As this date has already passed, please update this disclosure to indicate the current status of the calling of the requisitioned meeting.
               Response: The Company has revised the Form S-4 at page 106 in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 122
               17. We note the following statement on page 123: “Completion of the Amalgamation is conditioned on, among other things, the receipt by each of Validus and IPC of tax opinions from Cahill Gordon & Reindel llp and Sullivan & Cromwell LLP, respectively . . .” As the executed opinions have been filed as exhibits to the registration statement, please revise this disclosure to indicate that each party has rendered its opinion. Also, your disclosure should indicate that the tax opinions state that the discussion of material tax consequences provided in this section constitutes their opinion as to the material tax consequences of the Amalgamation.
               Response: The “tax opinions from Cahill Gordon & Reindel llp and Sullivan & Cromwell LLP, respectively,” referred to on page 126 (the “Closing Opinions”) are separate and distinct from the tax opinions of Cahill Gordon & Reindel llp and Sullivan & Cromwell LLP, respectively, that are attached to the registration statement as Exhibits 8.1 and 8.2 (the “Exhibit 8 Opinions”). The Closing Opinions (i) opine on the U.S. federal income tax treatment of the Amalgamation, (ii) are to be dated and delivered on the day the Amalgamation closes and (iii) are a condition to IPC’s and Validus’ respective obligation to effect the Amalgamation, as described in the Form S-4 at pages 7 and 106. By contrast, the Exhibit 8 Opinions (i) confirm that the statements, insofar as they purport to describe provisions of U.S. federal income tax law, set forth under the heading “Material U.S. Federal Income Tax Consequences” in the Form S-4 are the opinions of Cahill Gordon & Reindel llp and Sullivan & Cromwell LLP, (ii) are dated and delivered on or about the day the prospectus is filed as part of the registration statement and (iii) are not a condition to IPC’s and Validus’ respective obligation to effect the Amalgamation, but are instead called for by Item 601(b)(8) of Regulation S-K. Because the Closing Opinions will not be executed and delivered until the date of closing, it would be incorrect to state on page 126 that Cahill Gordon & Reindel llp and Sullivan & Cromwell LLP have rendered their respective Closing Opinions.
               The Company has revised the Form S-4 at page 126 in response to the Staff’s comment to state that the discussion of material tax consequences provided in this section constitutes the opinion of Cahill Gordon & Reindel llp or Sullivan & Cromwell LLP as to the material tax consequences of the Amalgamation.
               18. We note the following statement on page 126: “IPC believes that Section 1248 of the Code should not apply to gain recognized on the disposition of IPC Shares pursuant to the Amalgamation . .. .” Please note that the disclosure in this section should reflect the tax opinion and beliefs of tax counsel only; therefore, please revise your disclosure in all places appropriate to eliminate references to beliefs or opinions of parties other than Cahill Gordon & Reindel llp or Sullivan & Cromwell LLP.
               Response: The Company has revised the Form S-4 beginning at page 126 in response to the Staff’s comment. Revisions have been made to eliminate, to the extent possible, references to the beliefs or opinions of Validus and IPC. However, several such references remain in situations where the matter discussed is not a matter on which a legal opinion is being given. These situations generally arise where the matter discussed requires detailed factual knowledge relating to either

Validus or IPC (or both) and often also relates to expectations about future developments or the future management of Validus’ business following the Amalgamation.
Exhibit 5.1 Legal Opinion
               19. We note that the legal opinion filed as Exhibit 5.1 is not complete or executed by counsel. Please file a complete and executed legal opinion as an exhibit to the registration statement.
               Response: The Company has filed a revised opinion as an exhibit to the Form S-4 in response to the Staff’s comment.
Exhibit 8.1 and 8.2 Tax Opinions
               20. Please revise each tax opinion to state that the disclosures under “Material U.S. Federal Income Tax Consequences” constitute the opinions of counsel, rather than stating that the disclosure is accurate in all material respects.
               Response: The Company has filed revised opinions as an exhibit to the Form S-4 in response to the Staff’s comment.
               21. The last sentence of the Cahill Gordon & Reindel llp tax opinion should be deleted; as such disclaimer is not appropriate under Section 7 of the Securities Act of 1933.
               Response: The Company has filed a revised opinion as an exhibit to the Form S-4 in response to the Staff’s comment.
Exhibit 99.2 Consent of J.P. Morgan Securities, Inc.
               22. JPMorgan may not disclaim being an expert and should therefore revise its opinion to delete such statement.
               Response: The Company has filed a revised consent as an exhibit to the Form S-4 in response to the Staff’s comment.
* * * * *
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439 or John Schuster at (212) 701-3323.

Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	Robert F. Kuzloski (Validus Holdings, Ltd.) John Schuster (Cahill Gordon & Reindel llp)